EXHIBIT 16

                      [WALLACESANDERS & COMPANY LETTERHEAD]



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

We were previously the independent accountants for SI Diamond Technology, Inc. and Subsidiaries (collectively, the "Company"), and on February 12, 2000 we reported on the consolidated financial statements of the Company as of and for the two years ended December 31, 1999. On September 6, 2000 we informed the Company that we had merged with McGladrey & Pullen, LLP and we would no longer be the independent accountants of the Company. We have read the Company's statements included under Item 4 of its Form 8-K concerning the change in the Company's certifying accountant and we agree with such statements.

/s/ WallaceSanders & Company

Dallas, Texas
September 12, 2000